December 5, 2024

Francis Knuettel II
Chief Executive Officer
Channel Therapeutics Corporation
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

        Re: Channel Therapeutics Corporation
            Post-Effective Amendment No. 3 to Registration Statement on Form
S-1
            Filed November 22, 2024
            File No. 333-269188
Dear Francis Knuettel II:

       We have reviewed your post-effective amendment and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 3 to Registration Statement on Form S-1 Filed November 22,
2024
General

1. We note your disclosure in the explanatory note that you are filing this post-effective amendment pursuant to Securities Act Rule 414(d) to adopt, as your own following a reincorporation, the registration statement initially filed on January 11, 2023 and declared effective on February 14, 2024. We further note that the effective registration statement included a resale prospectus. However, the legal opinion filed as Exhibit 5.2 to the post-effective amendment does not opine as to the shares covered by the resale prospectus. Please revise your post-effective amendment to file an updated legal opinion opining as to such shares or otherwise advise.
 December 5, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-6262
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Charles E. Chambers Jr., Esq.